FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2015 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On March 3, 2015 the registrant Announce Beginning Mass Production of
Advanced IR Sensor for Depth Sensing Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 3, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Begins Mass Production of Advanced IR Sensor for Depth Sensing
Technology

New interactive and immersive experiences facilitated by TowerJazz’s outstanding pixel performance for near infrared 3D imaging

MIGDAL HAEMEK, Israel and HAIFA, Israel, March 03, 2015 – TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, announced today it has begun mass production of an IR sensor used by Intel in one of its new 3D sensing solutions. Intel chose TowerJazz’s CMOS image sensor (CIS) platform, specifically its unique IS11 process, due to its unparalleled pixel performance at near infrared light with very high speed, high quantum efficiency (QE) and high optical resolution.

“Partnering with TowerJazz was a part of our success in producing our advanced image sensor for 3D imaging and was a natural choice as they were able to offer the required technical specifications and performance for this breakthrough technology,” said Sagi Ben Moshe, Director Depth Camera Engineering, Intel Corporation.

The unique pixel developed by TowerJazz for Intel is a 3.5um global shutter very fast pixel that allows high quantum efficiency at near infrared light, specifically at the scanning laser wavelength with high sensor resolution.

“This collaboration between Intel and TowerJazz was a natural fit. Intel’s leadership in this market, combined with our leading technology that provides outstanding pixel performance for near IR 3D imaging, along with the proximity of our Israel fab with Intel Israel, the group developing this technology, was an ideal alignment,” said Russell Ellwanger, Chief Executive Officer, TowerJazz. “We are very excited to partner with Intel to produce lifestyle changing technology that will revolutionize the way we interact with devices in both our professional and personal lives. We highly value our business relationship with Intel and look forward to further collaboration on their sensing technology.”

“It is truly amazing and thrilling to see our lengthy experience in the imaging field and our own CMOS image sensor technology developed in-house, combined with all of the R&D work we have undertaken for many years come to fruition in such a groundbreaking way,” said Dr. Avi Strum, Vice President and General Manager, CMOS Image Sensor Business Unit, TowerJazz. “Intel sensing solutions will bring consumers new experiences and will change the way people capture and share 3D images. We are very proud of our work with Intel and our ability to assist them in bringing cutting-edge technologies to market quickly and in high volume.”

For more information on TowerJazz’s CMOS image sensor (CIS) platform, please visit: http://www.towerjazz.com/cmos-image-sensor.html.

* Other names and brands may be claimed as the property of others.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company/ Media Contact: Lauri Julian | +1-949-280-5602 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com